UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

TEXAS GULF ENERGY, INCORPORATED

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

88244W101

(CUSIP Number)

Timothy J. Connolly

Corporate Strategies, LLC

123 No. Post Oak Lane

Suite 440

Houston, TX 77023

(713) 621-2737

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 27, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 88244W101

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy J. Connolly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,264,821
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 4,264,821
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,264,821
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.567%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88244W101

SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.00001 per share (the “Shares”), of Texas Gulf Energy, Incorporated, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 1602 Old Underwood Road, La Porte, TX 77571.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by on behalf of Timothy J. Connolly (the “Reporting Person”).

(b) The address of the Reporting Person is 123 No. Post Oak Lane, Suite 440, Houston, TX 77024.

(c) The Reporting Person is an individual. He is the Managing Member and majority owner member interests in Corporate Strategies, LLC, a Nevada limited liability company (“CSLLC”). While neither Mr. Connolly, individually, nor CSLLC, are separately subject to the requirements to file this Schedule 13D, Mr. Connolly is filing this Schedule 13D to reflect the aggregate number of shares held by Mr. Connolly, individually, and as a control person of CSLLC.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On November 27, 2012, CSLLC consummated a transaction with TRAC Investments, Inc., a Nevada corporation (“TRAC”), which is neither a related party to the Reporting Person nor the Issuer, whereby CSLLC agreed to accept 2,000,000 shares of the Issuer's Common Stock (the “TRAC-Owned Shares”) as payment in full for a promissory note, dated March 21, 2012, in the original principal amount of $200,000 issued by TRAC in favor of CSLLC (the “TRAC Note”). The TRAC-Owned Shares had been pledged by TRAC as collateral for the TRAC Note. As a result of the aforementioned transaction, the Reporting Person accepted the TRAC-Owned Shares as satisfaction, in full, of the TRAC Note, including principal in the amount of $200,000 and accrued interest of $8,000 for a total of $208,000.

CUSIP No. 88244W101

When the 2,000,000 newly-acquired shares are added to the 1,240,799 shares of the Issuer's Common Stock previously owned by Corporate Strategies, LLC, and 1,024,022 shares of the Issuer's Common Stock previously owned by the Reporting Person in his individual capacity, the Reporting Person became the beneficial holder of 4,264,821 shares or 6.567% of Common Stock of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares in settlement of an obligation due by an unrelated third party. See Item 3, above for further information on the transaction. The Reporting Person has no plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including nay plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;
ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
ñ	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;
ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above;

Item 5. Interest in Securities of the Issuer.

(a) Prior to acquiring the 2,000,000 shares of Common Stock of the Issuer, the Reporting Person was the beneficial owner (as the Managing Member and majority owner of member interests of Corporate Strategies, LLC) of 1,240,799 shares of Common Stock of the Issuer as well as 1,024,022 shares of Common Stock of the Issuer in his individual capacity, for a total of 3,240,799 shares. As a result of acquiring the Shares, the Reporting Person has a beneficiary interest in 4,264,821 shares of Common Stock of the Issuer, which represent 6.567% of the issued and outstanding shares of Common Stock of the Issuer as of the date hereof,

CUSIP No. 88244101

(b) The Reporting Person has the sole power to vote and to dispose of 4,264,821, or 6.567% of the Common Stock of the Issuer.

(c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares other than those which are the subject of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

/s/ Timothy C. Connolly

Timothy J. Connolly